Exhibit 99.B(d)(105)

Schedule B
to the
Sub-Advisory Agreement
between
SEI Investments Management Corporation
and
T. Rowe Price
Dated April 11, 2018, as amended March 25, 2020

Pursuant to Paragraph 4, the Adviser shall pay the Sub-Adviser compensation at an annual rate as follows:

SEI Institutional Investments Trust

High Yield Bond Fund

The fee schedule below will be applied to the sum of the average daily value of the Assets of the SEI Institutional Investments Trust High Yield Bond Fund and the average daily value of the assets of any other SEI mutual fund or account to which the Sub-Adviser may now or in the future provide investment advisory/sub-advisory services pursuant to a High Yield mandate (each a “High Yield Fund” collectively the “High Yield Funds”. The pro rata portion of the total fee (as determined pursuant to this paragraph) attributable to each High Yield Fund will be based on the relative values of the average daily Assets of the High Yield Funds managed by the Sub-Adviser (as set forth below):

[REDACTED]

[REDACTED]

As of the effective date of this Agreement the High Yield Funds are as follows:

☐    SEI Institutional Investments Trust High Yield Bond Fund;

☐    SEI Institutional Managed Trust High Yield Bond Fund;

☐    SGMF High Yield Fixed Income Fund; and

☐    (SEI Canada) U.S. High Yield Bond Fund.

SEI Investments Management Corporation		T. Rowe Price Associates, Inc.

By:	/s/ Stephen G. MacRae	By:	/s/ Terrance Baptiste

Name:	Stephen G. MacRae	Name:	Terrance Baptiste

Title:	Vice President	Title:	Vice President